UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

JFE SHOJI KABUSHIKI KAISHA

(Name of Subject Company)

JFE SHOJI TRADE CORPORATION

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

JFE Holdings, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tomoya Shiraishi

JFE SHOJI TRADE CORPORATION

7-1, Otemachi 2 chome, Chiyoda-ku, Tokyo Japan 100-8070

Tel: +81-3-5203-5084

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit I-1: Press release of JFE Holdings, Inc. entitled “Notification of Revised Schedule for JFE Shoji Trade’s Conversion into Wholly Owned Subsidiary of JFE Holdings through Share Exchange” dated November 29, 2011*

Exhibit I-2: Press release of JFE Holdings, Inc. and entitled “Execution of Share Exchange Agreement to Turn JFE Shoji Trade into Wholly Owned Subsidiary of JFE Holdings through Share Exchange” dated May 10, 2012

* Previously submitted

Item 2.	Informational Legends

Included in Exhibit I-1 and I-2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on November 30, 2011.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masashi Terahata
(Signature)

Masashi Terahata Vice President JFE Holdings, Inc.
(Name and Title)

May 11, 2012
(Date)

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